Exhibit 99.2

SnapAV and Control4 Announce Merger to Transform the
Rapidly Growing Smart Home Solutions Industry

Two industry leaders combine to empower professional integrators with better service and better solutions to more effectively serve the growing demand for connected homes and businesses

Control4 shareholders to receive $23.91 per share in cash

Acquisition expected to close in second half of 2019

CHARLOTTE and SALT LAKE CITY — May 9, 2019 — SnapAV, a leading manufacturer and primary source of A/V, surveillance, networking and remote management products for professional integrators, and Control4 Corporation (NASDAQ: CTRL) (“Control4”), a leading global provider of smart home solutions, today announced that they have entered into a definitive merger agreement (the “Agreement”) whereby SnapAV will acquire Control4 in an all-cash transaction for $23.91 per share in cash, representing an aggregate value of approximately $680 million.

This highly complementary combination will leverage the increased resources of the two companies to provide integrators with a true one-stop shop, offering a complete product portfolio of custom smart-home, control and automation solutions. Together, SnapAV and Control4 will drive increased innovation, simplified integration and compelling solutions that meet the demands of today’s expanding smart home industry. With leading technology solutions, a broad geographic footprint and exceptional service organizations, the combined company is poised to provide integrators with better opportunities to serve customers in the connected home and business markets.

Control4’s Board of Directors has unanimously approved and recommended that stockholders vote in favor of the transaction. Under the terms of the Agreement, SnapAV will acquire all the outstanding common stock of Control4 for $23.91 per share in cash. The purchase price represents a premium of approximately 40% over Control4’s closing price on May 8, 2019, the last trading day prior to execution of the Agreement, and a premium of approximately 38% over Control4’s 30-trading day weighted average share price ended on May 8, 2019. Private equity investment firm Hellman & Friedman—SnapAV’s majority shareholder since 2017—will invest additional equity as part of the transaction and be the majority shareholder of the combined company.

As award-winning industry leaders renowned for quality, service and continuous innovation, SnapAV and Control4 share a deep understanding of and commitment to the custom installation industry and are dedicated to making professional integrators more successful. By merging, SnapAV and Control4 will combine the talent of their collective 1,200+ employees, market-leading solutions, exceptional interoperability and channel platform, dealer-first programs, global distribution and financial resources to deliver value in ways no one else can — enabling integrators to serve their customers better and grow their businesses.

“We have pursued the mission of making our integrators’ lives easier since SnapAV was founded,” said John Heyman, chief executive officer of SnapAV. “Dealers will be able to buy leading solutions, access the best service technicians in the industry and experience simpler installation through purchasing, support and seamless product integration.

“Over the past several years, we have accomplished a number of goals we felt were critical to the success of integrators and the continued growth of SnapAV—including offering local delivery and pick-up through the acquisition of distribution sites around the country and expanding the suite of products available to support integrators. Merging with Control4 and its outstanding team will help us execute on our third critical goal: delivering the industry’s leading automation platform that integrates with the numerous technologies and products required to create customized smart home experiences homeowners desire. Control4 offers a leading automation platform, along with key smart home solutions in the audio, video, lighting, security and networking categories. We are especially excited by the fact that both of our companies have similarly strong “customer first” corporate cultures centered on quality, service and innovation, and we look forward to creating new and exciting opportunities for the teams at both Control4 and SnapAV. In sum, the two companies will be better together, with better service, better solutions and better opportunities for integrators and employees.”

“We believe today’s announced transaction delivers compelling and immediate value to Control4 shareholders in the form of a significant share price premium, and we are excited to have the opportunity to join with the SnapAV team,” said Martin Plaehn, chairman and chief executive officer of Control4. “Together with SnapAV, we will be able to invest even more in innovation, bring together and build upon the very best of our combined capabilities, and do so with improved reliability, responsiveness, security, and privacy for consumers. Today’s announcement will enable us to better serve the expanding smart home market, making the lives of integrators easier and their businesses more effective and efficient.”

Together the combined company will bring a deep understanding of the industry and an unmatched passion for providing best-in-class solutions and service with one objective: create better experiences for consumers and the integrators who serve them. Product integration, remote management, expert service technicians, product simplification, training and timely logistical capabilities will ensure every install is easier, more reliable and delivers fantastic experiences to consumers where they live and work.

“The combination of Control4 and SnapAV is transformative for the smart home industry,” said Erik Ragatz, Partner at Hellman & Friedman and chairman of the Board of Directors of SnapAV. “The increased resources of the combined company will enable it to invest more to drive innovation and deliver best-in-class features, functionality and products. This combination will also allow us to support integrators more effectively than ever before in pursuit of our joint goal of bringing the promise of the connected home to life.”

More than 1,200 employees of the combined company will be led by SnapAV CEO John Heyman and an executive team made up of leaders from both SnapAV and Control4. Control4 CEO Martin Plaehn will join the Board of Directors of the combined company, helping to ensure a smooth integration of the businesses. The merger reflects the value created by bringing together two industry-leading teams of employees who, united, can better serve the needs of the growing smart home segment. The company will share joint headquarters in Charlotte, North Carolina, and Salt Lake City, Utah, with offices and local facilities around the globe.

Transaction Details

As part of the Agreement, Control4’s Board of Directors, with the assistance of its advisors, will conduct a 30-day “go-shop” process following the date of the execution of the definitive agreement, during which it will actively initiate, solicit, encourage and evaluate alternative acquisition proposals, and potentially enter into negotiations with any parties that offer an alternative acquisition proposal. Control4 will have the right to terminate the merger agreement to accept a superior proposal, subject to the terms and conditions of the merger agreement. There can be no assurance that this “go-shop” will result in a superior proposal, and Control4 does not intend to disclose developments with respect to the solicitation process unless and until its Board of Directors makes a determination requiring further disclosure.

Subject to the go-shop, a special meeting of Control4’s shareholders will be held as soon as practicable following the filing of the definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”) and subsequent mailing to shareholders.

The transaction, which is expected to be completed in the second half of 2019, is subject to the satisfaction of customary closing conditions, including regulatory approvals and approval by Control4 shareholders.

Advisors

In connection with the transaction, Simpson Thacher & Bartlett LLP is serving as legal advisor to SnapAV. Raymond James & Associates, Inc. is serving as financial advisor to Control4 and Goodwin Procter LLP is serving as legal advisor.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding Control4’s business and financial outlook and the structure, timing and completion of the proposed transaction. All statements other than statements of historical fact contained in this press release are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Control4’s control. Control4’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with Control4’s ability to obtain the stockholder approval required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (iii) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; and (iv) those risks detailed in Control4’s most recent Annual Report on Form 10-K, and subsequent filings with the SEC in connection with the proposed transaction, as well as other reports and documents that may be filed by Control4 from time to time with the SEC. Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent Control4’s views as of the date of this press release. Control4 anticipates that subsequent events and developments may cause its views to change. Control4 has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing Control4’s views as of any date subsequent to the date of this press release.

Additional Information and Where to Find It

This press release relates to the proposed merger transaction involving Control4 and may be deemed to be solicitation material in respect of the proposed merger transaction involving Control4. In connection with the proposed merger transaction, Control4 will file relevant materials with the SEC, including a proxy statement on Schedule 14A (the “Proxy Statement”). This press release is not a substitute for the Proxy Statement or for any other document that Control4 may file with the SEC and or send to Control4’s stockholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF CONTROL4 ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CONTROL4, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed by Control4 with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Control4 with the SEC will also be available free of charge on Control4’s website at www.Control4.com, or by contacting Control4’s Investor Relations contact at the Blueshirt Group, LLC at (415) 217-2632. Control4 and its directors and certain of its executive officers may be considered participants in the solicitation of proxies from Control4’s stockholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of Control4 is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 11, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019 and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described above.

About SnapAV

Established in 2005 and based in Charlotte, North Carolina, SnapAV is a manufacturer and exclusive source of more than 2,700 installation-friendly audio, video, networking, power and surveillance products for residential and commercial A/V integrators. SnapAV empowers integrators to run more efficient businesses by providing high quality products at attractive prices, supported by best-in-class online ordering and award-winning customer service. Additional information about SnapAV and its product brands can be found at www.SnapAV.com.

About Control4

Control4 [NASDAQ: CTRL] is a leading global provider of automation and networking systems for homes and businesses, offering personalized control of lighting, music, video, comfort, security, communications, and more into a unified smart home system that enhances the daily lives of its consumers. Control4 unlocks the potential of connected devices, making networks more robust, entertainment systems easier to use, homes more comfortable and energy efficient, and provides families more peace of mind. Today, every home and business needs automation horsepower and a high-performance network to manage the increasing number of connected devices. The Control4 platform interoperates with more than 13,000 third-party consumer electronics products, ensuring an ever-expanding ecosystem of devices will work together. Control4 is now available in over 100 countries. Leveraging a professional channel that includes over 5,900 custom integrators, retailers, and distributors authorized to sell Control4 products, Pakedge networking solutions and Triad speakers, Control4 is delivering intelligent solutions for consumers, major consumer electronics companies, hotels, and businesses around the world. Source: Control4

About Hellman & Friedman

Hellman & Friedman is a leading private equity investment firm with offices in San Francisco, New York, and London. Since its founding in 1984, Hellman & Friedman has raised over $50 billion of committed capital. The firm focuses on investing in outstanding business franchises and serving as a value-added partner to management in select industries including software, financial services, business & information services, healthcare, internet & media, retail & consumer, and industrials & energy. For more information, please visit www.hf.com.

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